ATTACHMENT TO SUB-ITEM 77C

         The matters submitted to the security holders at the annual meeting of December 19, 2000 included the selection or approval of auditors, the continuation of the current advisory contract and the election of directors. In respect to the election of directors there was no solicitation of proxies and the board of directors as nominated by management and contained in the Company's Information Statement to Shareholders under 240.14C - 101 was elected in its entirety.